Mail Stop 4561
								November 21, 2008

By U.S. Mail

Mr. James A. Luyk
Chief Financial Officer
O.A.K. Financial Corporation
2445 84th Street, S.W.
Byron Center, Michigan 49315

Re:	O.A.K. Financial Corporation
	Preliminary Proxy Statement on Schedule 14A
      Filed October 21, 2008
	File No. 000-22461

Dear Mr. Luyk:

	We have completed our review of your Preliminary Proxy
Statement
on Schedule 14A and have no further comments at this time.

      Sincerely,



      Michael R. Clampitt
      Attorney-Advisor